



OUR INNOVATOR
PROGRAM
DISCOVER FUTURE TECHNOLOGIES
INFORMATIVE VIDEOS
DICATED EXPERT HOURS
PRODUCT DEVELOPMENT
SELL ON MARKETPLAC
AND MUCH MORE...

Alok Jain · 2nd

Co-Founder & CEO at Moonshot Junior Inc

San Jose, California · 500+ connections · Contact info



Moonshot Junior Inc



Indian Institute of Technology, Bombay

Providing services

Career Development Coaching

See all details

Featured



All You Need
TO KNOW ABOUT
INNOVATOR PROGRAM

All You need to know about INNOVATOR PROGRAM

YouTube

The world is changing at a lightning speed. Is your child ready to adapt to this changing scenario whe...



Expert Seat
with
Ken Burke

Expert seat with Ken Burke | MoonshotJr

YouTube

On the Expert Seat, we have a speaker, mento author, founder of four online tech companies

Experience



Co-Founder & CEO
Moonshot Junior Inc
Dec 2019 – Present · 9 mos
San Francisco Bay Area

Moonshot Junior Inc. is a Silicon Valley-based startup, that is remodeling the concept of empowering today's builders and innovators, and turning them into tomorrow's educators and entrepreneurs. Our cutting-edge platform and products strive to uncover and nurture the STEAM skills in children. The best part is, this platform is an overlay around the ideas, projects and products straight out of the creative minds of children between 7-17 years, with some guidance from subject-matter experts where necessary.

We take pride in helping any kid who has questions, ideas, and above all, curiosity, f **...see mor**



eZdia
6 yrs 10 mos



Co-Founder & Board Member
Part-time
Jan 2020 – Present · 8 mos
San Francisco Bay Area

We are disrupting the way eCommerce creates content today. Our content creation platform, CrewMachine™ brings a unique way of creating the eCommerce product content using Artificial intelligence/Machine learning and crowdsourcing via a network of 35,000+ subject matter experts. **...see mor**



Co-Founder, Chief Sales & Marketing Officer
Mar 2018 – Jan 2020 · 1 yr 11 mos
San Francisco Bay Area

Show 1 more role ⌄



Co-Founder & President
Realtycohost
Sep 2017 – Present · 3 yrs
San Francisco Bay Area



Co-Founder & President
Tulsana Consultancy
Aug 2008 – Oct 2017 · 9 yrs 3 mos
Houston, Texas Area



Head of SEO
Walmart.com
Jun 2011 – Oct 2013 · 2 yrs 5 mos
San Bruno, CA

Lead Multi-Billion$ SEO/Direct marketing channel for Walmart.com:
* Lead marketing intelligence, SEO content & marketing strategy, vendor relations etc.
* Owned forecasting and budgeting for SEO/Direct channels
* Managed large teams of SEO analysts/writers.   ...see mor



SEO in the Boardroom - Leveraging Relevant...

Show 4 more experiences ⌄

Education



Indian Institute of Technology, Bombay
MS/Mtech, Electrical Engineering
1999 – 2001

SGSITS, Indore
BS/BE, Electrical Engineering
1995 – 1999

Skills & Endorsements

E-commerce · 99+

 Endorsed by **PK Van Deloo and 18 others who are highly skilled at this**   eZdia. Endorsed by **11 of Alok's colleagues at e**

Online Marketing · 99+

 Endorsed by **Mike Allen and 6 others who are highly skilled at this**   eZdia. Endorsed by **7 of Alok's colleagues at eZ**

SEO · 99+

 Endorsed by **Ashmith Singh and 2 others who are highly skilled at this**

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Recommendations

Received (5)   Given (14)

Stewart Mohammadi
Head of SEO @ Workato

February 14, 2014, Stewart
reported directly to Alok

Alok has keen insights into what factors drive effective sea
campaigns. His ideas concerning content strategy have mo
the needle in terms of traffic and revenue, but they enjoy th
added benefit of being scalable. It's been a pleasure workir
him.



Houston Jayne
Digital Marketing |
eCommerce | Consumer
Apps

November 26, 2013, Alok
worked with Houston in the
same group

Alok brings a vast vast knowledge of experience in online
marketing and SEO. He's passionate about his work and
dedicated to achieving success. He has a refreshing curios
how things work and learning from his peers. Personally, he
blast to hang out with and talk about life.

$$\text{Show more} \vee$$

Accomplishments

2 **Languages**
    English • Hindi

1 **Publication**
    SEO in the Boardroom

Interests

Artificial Intelligence | Deep Lear...
48,324 members

Forbes
14,573,221 followers

CNN Business
2,964,594 followers

STEM Connections for K-12 Edu
29,308 members

TechCrunch

2,780,192 followers



Walmart eCommerce

233,474 followers

See all